Willis Securities, Inc.

(A Wholly Owned Subsidiary of Willis North America Inc.)

(SEC I.D. No. 53563)

Statement of Financial Condition as of December 31, 2016 and Report of Independent Registered Public Accounting Firm

****

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2016___ AND ENDING ___12/31/2016___
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Willis Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One World Financial Center 200 Liberty Street, 3rd Floor
                                                (No. and Street)

New York   NY   10281
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Randall Dulecki, Chief Administrative Officer   (212) 915-8797
                                                                         (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                (Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X	Certified Public Accountant
	Public Accountant
	Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

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OATH OR AFFIRMATION

I, Randall Dulecki, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Willis Securities, Inc. as of and for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Randall Dulecki
Chief Administrative Officer of
Willis Securities, Inc.

February 28, 2017
Date

Lisa Fumando
Notary Public

LISA FUMANDO
Notary Public, State of New York
Registration #01FU6164722
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Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 2000
Fax: +1 212 653 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors,
Willis Securities, Inc.

We have audited the accompanying statement of financial condition of Willis Securities, Inc. (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Willis Securities, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2017

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 18,607,696
Commissions and fees receivable	2,166,927
Receivables from Parent — net corporate pool (Note 3)	18,906,522
Other receivables from Parent (Note 3)	128,043
Prepaid expenses and other assets	1,320,066
Deferred tax asset	608,442
TOTAL	$ 41,737,696

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to Parent (Note 3)	$ 747,914
Payables to Affiliates (Note 3)	915,270
Accounts payable, accrued expenses, and other liabilities	5,513,830
Total liabilities	7,177,014
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value — 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	23,874,677
Retained earnings	10,685,005
Total stockholder's equity	34,560,682
TOTAL	$ 41,737,696

See notes to statement of financial condition.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

1. ORGANIZATION

Willis Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company, a wholly owned subsidiary of Willis North America Inc. (the "Parent"), was incorporated as CBL Equities, Inc. in 1977, with business commencing in 1984. CBL Equities, Inc. was discontinued in 1998 and remained dormant until 2001 when it was renamed Willis Equities, Inc. Willis Equities, Inc. reapplied for registration as a broker-dealer in 2001 and received its license in 2002. The Company was renamed Willis Securities, Inc. in 2003. Effective January 4, 2016 Willis Group Holdings PLC merged with Towers Watson & Co. to form Willis Towers Watson PLC, of which the Parent and Company are subsidiaries.

The Company has a fully disclosed clearing agreement with Pershing LLC and acts as an introducing broker only for customer accounts through such agreement. The Company does not handle or maintain customer funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company.

Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Commissions and Fees Receivable — Commissions and fees receivable are stated at estimated realizable values. Allowances are recorded, when necessary, in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

Income Taxes — The Company is included in the consolidated federal and unitary state income tax returns filed by the Parent and files a separate state income tax return. The Company's share of the consolidated income taxes is determined using the modified "separate-return" method. Under this method, the Company determines current and deferred expense or benefit for the period as if the Company was filing a separate tax return. The Company's policy is to recognize a current income tax benefit for federal and state net operating losses when generated as these losses are utilized by the Parent and domestic subsidiaries. Also, for the purposes of evaluating whether existing net deferred tax assets are realizable the Company can consider its expectation of whether net deferred tax assets will ultimately be realized at the consolidated tax return level. The Company has not identified any unrecognized tax benefits as of December 31, 2016.

Share-Based Compensation — The Company periodically enters into agreements with employees to offer stock options in Willis Towers Watson PLC, the parent of Willis North America Inc.

Amounts relating to this compensation have been recorded as an addition to additional paid-in capital, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 718, *Compensation – Stock Compensation*.

Use of Estimates — These financial statements conform to U.S. GAAP, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Estimates are used when accounting for discretionary compensation.

Fair Value of Financial Instruments — At December 31, 2016, the Company had financial instruments including cash and cash equivalents, commissions and fees receivable, and accounts payable. The carrying value of these financial instruments approximated their estimated fair values because of the short term and nature of these instruments.

Recent Accounting Pronouncements — In March 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-09 'Compensation - Stock Compensation', which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The ASU becomes effective for the Company at the beginning of the 2017 fiscal year; early adoption is permitted. Certain applications of the ASU are to be applied prospectively or retroactively with a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The Company is currently assessing the impact that this standard will have on its financial statements.

3. **RELATED-PARTY TRANSACTIONS**

The Parent provides the Company with management, accounting, and recordkeeping services and allocates these costs to the Company. At December 31, 2016, the Company owes the Parent $189,574 for allocated management and accounting services, $517,178 related to income taxes, and $41,162 related to shares of advisory fees. The Company also owes the Parent $1,107,659 related to the corporate pool and has a $20,014,181 receivable from the Parent for its cash balance on deposit within the corporate pool. During the year ended December 31, 2016 the Company paid professional fees in the amount of $128,043 on behalf of an indirect subsidiary of Willis Towers Watson PLC which will be reimbursed to the Company. These comprise the other receivables from Parent in the accompanying statement of financial condition.

Effective December 31, 2015, the Company entered into an Affiliate Services and Revenue Sharing Agreement with two entities that are indirect subsidiaries of Willis Towers Watson PLC (the "Affiliates"). The purpose of this agreement was to establish procedures for the parties to provide certain consulting services to each other, and for the party receiving such consulting services to share a portion of revenues received from related transactions with the party providing such services. As of December 31, 2016, the Company had $915,270 outstanding payable to Affiliates as a result of this agreement.

4. **SUBORDINATED BORROWINGS**

The Company has entered into a subordinated credit facility with a syndicate of banks with a borrowing limit of $400,000,000.

5. **FAIR VALUE MEASUREMENT**

The Company follows FASB ASC 820, *Fair Value Measurement and Disclosure*, for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurement, establishes a framework for measuring fair value, and expands disclosure about such fair value measurement. The Company did not have any Level 2 or Level 3 assets or liabilities as of December 31, 2016, or during the year then ended.

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1) and elects to calculate the minimum net capital under the alternate method as permitted under Rule 15c3-1, paragraph (a)(1)(ii), which requires the maintenance of minimum net capital of $250,000. At December 31, 2016, the Company had net capital of $9,949,081, which was $9,699,081 in excess of required net capital.

7. **SUBSEQUENT EVENTS**

Subsequent events have been evaluated through February 28, 2017, which is the date the financial statements were issued.

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